Exhibit 99.6

Clarification of Cooperation Project

We hereby clarify that, pursuant to the Technology Development Contract  (hereinafter referred to as the “Contract”) regarding the cellulose synthase transgenic fast-grow polar research project, entered into by us and Liaoning Shengsheng Biotechnology Co., Ltd. (hereinafter “Shengsheng”) on October 9, 2002, we have completed the preliminary experiment and provided the poplar seedlings to Shengsheng in 2003, and have achieved the technology standard and goal in preliminary stage of such R&D project. As agreed by both parties, we have terminated this Agreement due to certain material technological issues that cannot be solved within the term of the Agreement. Upon termination of this Agreement, Shengsheng has duly paid all remaining research fees and expenses in consideration for us to waive our right to any intellectual property of the research results and products resulting from this cooperative project.

Dalian Technology University

University-Enterprise Cooperation Committee

May 28, 2010